Management’s Discussion and Analysis

June 30, 2013

Management’s Discussion and Analysis

Dated as of August 27, 2013

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) is management’s assessment of Genoil Inc.’s financial and operating results and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes for the six months ended June 30, 2013 and 2012 and the audited financial statements and MD&A for the year ended December 31, 2012. This commentary is based upon information available to August 27, 2013.

This MD&A complements and supplements the disclosures in our unaudited interim condensed consolidated financial statements which have been prepared according to International Financial Reporting Standards (“IFRS”).

Additional information relating to Genoil, including Genoil’s financial statements can be found on SEDAR at www.sedar.com as well as EDGAR at www.sec.gov.or the Company’s website at www.genoil.ca

The Company’s principal activity is the development of innovative hydrocarbon and oil and water separation technologies.

Basis of Presentation – The financial statements, MD&A and comparative information have been prepared in Canadian dollars unless otherwise indicated and in accordance with International Financial Reporting Standards (“IFRS”).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events or results and may include statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving Genoil. Particularly, statements regarding our future operating results and economic performance are forward-looking statements. In some cases, forward-looking information can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

These statements are based on certain factors and assumptions regarding expected growth, results of operations, performance and business prospects and opportunities. While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Forward looking-information is also subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect. These factors include risk associated with loss of market, volatility of commodity prices, currency fluctuations, environmental risk, and competition from other producers and ability to access sufficient capital from internal and external resources.

Other than as required under securities laws, we do not undertake to update this information at any particular time.

All statements, other than statements of historical fact, which address activities, events, or developments that Genoil expects or anticipates will or may occur in the future, are forward-looking statements within the meaning of applicable securities laws. These statements are subject to certain risks and uncertainties, and may be based on estimates or assumptions that could cause actual results to differ materially from those anticipated or implied.

Further, the forward-looking statements contained in this MD&A are made as of the date hereof, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, as a result of new information, future events or otherwise, except as may be required by applicable securities laws. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. Certain risk factors associated with these forward-looking statements include, but are not limited to, the following:

  Adverse changes in foreign currency exchange rates and/or interest rates;
  Competition for capital, asset acquisitions, undeveloped lands, and skilled personnel;
  Adverse changes in general economic conditions in Western Canada, Canada more generally, North America or globally;
  Adverse weather conditions;
  The inability of Genoil to obtain financing on favourable terms, or at all;
  Adverse impacts from the actions of competitors; and
  Adverse impacts of actions taken and/or policies established by governments or regulatory authorities including changes to tax laws, incentive programs, and environmental laws and regulations.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The Company has developed innovative hydrocarbon and oil and water separation technologies.

The Company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), an improved hydrogenation process that upgrades and increases the yields from high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal Sea separator, a unique process for multi-stage separation of immiscible phases with different densities. Our Crystal Sea product is a bilge water separation system and the newest generation of our existing Crystal technology designed for marine use.

The Company currently has 4 full time employees and 3 full time contracted consultants located in three principal offices – Calgary, AB, Edmonton AB, and New York, NY. In addition, the Company has an heavy oil upgrading pilot facility in Two Hills, AB, with a capacity of 10 barrels per day where heavy oil and residue samples can be upgraded, subsequent to mobilization, for potential clients’ testing.

Genoil’s sales and marketing operations are run through a worldwide network of commissioned technical sales agents.

Genoil established a jointly-owned subsidiary corporation in the United Arab Emirates (Genoil Emirates LLC), which corporation will focus upon the fields of oil and water processing and treatment in the UAE. The corporation is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. This strategic allegiance significantly enhances Genoil’s access to capital and operational prospects through political affiliation within the UAE.

On October 22, 2012 Genoil Emirates announced that it had successfully obtained a Professional License to perform pollution and environmental protection services in the United Arab Emirates, and has been added to the Commercial Register in the Emirate of Dubai.

Genoil Emirates has established its head office in Riyadh, 11321 Kingdome of Saudi Arabia. The address is Building B, Near Gulf Commercial Complex Olaya, P.O. Box: 230032. It also has a branch location at Khober DAMAM, Block 7 Office 32 Khober, Telephone: +96614633181 Facsimile: +96614664763.

On October 31, 2012, the Company announced that it granted marketing, manufacturing and distribution rights to Donghwa Entec, a reputable Korean manufacturer of marine equipment. The rights pertain to the Crystal Sea oily-water separators designed for the new shipbuilding industry together with retrofitting of existing ships. Genoil models feature one of the most compact bilge separators worldwide with throughputs ranging from 0.25 m3/hr. capacity to 10 m3/hr. units.

On November 15, 2012, the Company appointed Italtec Ghana Limited as sole representative for Genoil Products in Ghana and Senegal. The appointment allows Italtec Ghana to market all of Genoil’s products to these regions, which includes the Genoil Desulfurization Heavy Oil Upgrader, the Genoil Diamond, Genoil Sand Decontamination Technology and Slop/Waste Oil Treatment System Technology.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil has been primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU®).

The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

The Genoil GHU Upgrader has been designed to remove 99.5% of the sulphur, as shown in its latest tests, while lightening the oil at the same time, significantly raising its API gravity. International regulations will soon require bunker fuel to be upgraded and desulphurized due to serious environmental concerns.

The Genoil Upgrading Process yields zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue. The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste byproduct such as coking of 30%.

Upgrading heavy oil is essentially a very undeveloped industry in relation to the 900 billion barrels of world heavy oil reserves. Most of the oil presently coming out of the ground is light, in the vicinity of 76 million barrels a day, or 27.5 billion barrels a year. It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years. As light oil productive capability declines, a world pricing crisis may occur. Its pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

At the close of 2012, the Company recorded an impairment charge equal to $1,900,000 as a consequence of:

  The current state of disrepair of the pilot upgrader ($900,000); and
  The impairment of technology rights and patents related to the GHU.

Although the Company suffered the above charges, due to the provisions of IAS36 (International Accounting Standard #36), which requires an entity to assess at the end of each reporting period whether there is any indication that an asset may be impaired, when this asset is proven to have value, such charge can be reversed.

Crystal Oil and Water Separators

The Genoil Water Treatment Department has recently increased its significance in the business model of the Company. Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process. The Company is in the process of developing scaled up units that can handle larger volumes.

Genoil’s Crystal SeaTM separators are state-of-the-art bilge separators which have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49). Crystal Sea water separators utilize a patented, unique gravity driven process for multi-stage separation of immiscible phases with different densities such as heavier or light oils and water. Crystal SeaTM separators do not require a filter medium making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products.

During November 2011, Genoil received ABS certification for all Crystal Sea models. This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/h.

New built ships are required to have bilge water cleaning systems that meet the higher international pollution standards. Also, all ships built prior to 2007 had to meet those standards by the close of 2009. A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. This water is heavily contaminated and often pumped out as boats enter ports. The oily water released into the water of harbours and bays significantly pollutes the environment. Genoil is focusing on this market’s growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies. Genoil also expects to address the global contamination of a port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

Genoil is partnering with a Canadian testing advisor to the cruise ship and ferry industries in order to set up testing agreements with various ship owners. Genoil has also partnered with international agents and a manufacturer to roll out the Crystal technology for ports in Asia, Middle East and other areas. As the oily water separator market is a mature market with several well-known and established companies who dominate sales, Genoil believes future testing agreements will help overcome the challenge.

Genoil continues to work on oil water separation technology for the VLCC (Very Large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. The Company also continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects.

During 2013, the Company entered into an arrangement with Pointsource Processing Inc. to market land and sea based oil/water separators. Pointsource spent months investigating the technology and rated it as “cutting edge”, economically priced, with very low operating expense, due to the relative lack of consumables. Pointsource has identified the current, below-listed marketing opportunities:

  Royal Canadian military – destroyers and submarines;
  Pulp and paper companies in Canada;
  USA processing facility; and
  Waste management applications.

Genoil has both a US and a Canadian patent for the Crystal technology. There are at least 10 separators in operation in Romania, which were sold by the inventor, before Genoil acquired the rights to the technology.

BUSINESS PROSPECTS

The Company does expect to initiate generating revenue and cash flow from its technologies or services during 2013, but to date, does not have any signed contracts, which, in fact, may not materialize.

The Corporation has accumulated losses of $82.2 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s Crystal units is Genoil’s key short-term goal, while the GHU® represents the next phase in the Company’s long-term growth.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies. At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in the Middle East and Africa, and much progress is being made.

Genoil is aggressively marketing its GHU Upgrader technology to those countries and companies that have substantial heavy oil reserves as “peak oil” in light oil already has arrived in our estimation, and a move to developing and upgrading heavy oil is around the corner.

The market potential for the GHU is 900 billion barrels of world heavy oil reserves. Presently, only nine million barrels a day of this oil is coming out of the ground, or 3.5 billion barrels a year. Oil is a hydrocarbon and it is composed of both hydrogen, which is the light element, and carbon which is the heavy element. When heavy oil burns, the process gives off excessive smoke due to the high percentage of the carbon element, which is environmentally unfriendly. Heavy oil is presently being burned for the most part without upgrading, as bunker fuel by ships on the seas and in certain countries that have not adopted stringent environmental standards. In addition, most of these heavy oil reserves contain sulphur which characterizes the oil as “sour”, as that is how it “taste-tested” in ancient times.

Genoil is making presentations at the highest levels for both the Crystal units and GHU Upgraders to countries and companies in Asia, North and South America, Turkey, the Middle East, and Africa among others, so that it will be in a position to benefit during the transition to heavy oil, which it regards as occurring in the very near future.

Genoil is pleased to announce that the United States Patent and Trademark Office has allowed a patent for the reactor of its sand decontamination process. The sand decontamination system has also been patented recently and the two patents form a valuable addition to the intellectual property of Genoil. The reactor plays a key role in the sand decontamination process and its features are designed to effectively remove oil from sand, separate oil from sand and water and recover the oil in the reactor for reuse. An innovative method is utilized for extracting oil from sand and removing the oil from the path of the sand.

The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil’s long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters. Our sand cleaning units, which are completely portable, are the only units able to reclaim enough contaminants to return the earth to agricultural grade soil meeting the most stringent environmental and agricultural health standards

Also novel is the formation of a blanket of sand of controlled thickness at the bottom of the reactor in order to minimize the carryover of contaminants between adjacent reactors. There is a significant reduction of the amount of water that is being transferred upstream by way of an entirely innovative approach in conveying sand from one reactor to the adjacent one. The reactor is designed to effectively operate at relatively low temperatures resulting in important savings in energy. The reactor also operates in conjunction with means for reducing oil and dissolved contaminants to very low levels in order to meet the most stringent environmental standards. Based on Genoil’s previous experience with the sand washing system of Bear Trap, Alberta, the newly patented reactor and the original approach in sand decontamination should place the technology at the forefront of current efforts to clean and protect the environment.

Genoil’s Crystal Sea is US Coast Guard approved. Genoil is in discussions in the Middle East regarding oil spills from the first Gulf War of 1991 for extensive oil contamination that covers an astounding 800 miles of beaches at a depth of six feet stemming from tactical military decisions of Saddam Hussein which created one of the greatest ecological disasters in history.

During 2010, Genoil acquired 100% of the issued and outstanding common shares of Two Hills Environmental Inc. (“Two Hills”). The Company paid a cash deposit of $100,000 issued 2,500,000 common shares from treasury to a former shareholder of Two Hills, issued 2,500,000 common shares from treasury to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price, to an agent as commission for structuring the acquisition. The acquisition was effective December 2010.

This acquisition conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste.

Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its undeveloped asset base. This asset base is comprised of a site under which three very large salt caverns have been formed in the Lotsberg Formation beneath the earth’s surface. Such caverns are prized in the oilfield disposal industry due to their efficacy and safety as a destination for oilfield wastes. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

ACTIVITIES

Oily-water separation technologies

Several entities are looking at the Crystal Sea technology to clean their heavily oil-contaminated ports and coastal waterways. Genoil has recently signed Memorandums of Understanding (“MOU”) with three major Chinese ports to protect ocean and coastal waters. These MOU’s with Qinhuangdao, Tianjin and Tangshan ports are for the implementation of Genoil’s oil-water separation system to treat and clean bilge water with on shore based separators. These three ports are some of the busiest and largest in China.

Genoil’s Crystal SeaTM separators are state-of-the-art bilge separators which have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49). Crystal Sea water separators utilize a patented, unique gravity driven process for multi-stage separation of immiscible phases with different densities such as heavier or light oils and water. Crystal SeaTM separators do not require a filter medium making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products.

During November 2011, Genoil received ABS certification for all Crystal Sea models. This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/h.

Qinhuangdao Port is the eleventh largest port in the world, in terms of tonnage shipped. It is strategically located for transporting coal from the north to the south of China, handling approximately 50 percent of China’s coal shipments, or 200 million tons annually making the port the world’s largest coal loading port.

To speed up the final implementation of these projects, Genoil expects to have at least one unit installed in the near future to demonstrate the efficiency of Genoil’s equipment at eliminating oil from the water in a ship’s bilge, and return clean water back to the waterway. This unit will be produced by Genoil’s manufacturing partner DongHwa Entec Co., Ltd.

On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. Located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of China’s major shipping harbours.

The MOU with Tianjin Port is for the introduction and implementation of Genoil’s oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens. This is the second Chinese port to sign an agreement with Genoil to use its oil-water separation technology. Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China’s third largest city. During 2007, Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput. Tianjin Port’s total container throughput reached 7.1 million twenty-foot equivalent units (“TEUs”) last year, making the Port one of the world’s top 20 container ports.

On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in China, for the implementation of Genoil’s bilge water treatment system.

This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil. Genoil’s Crystal oily water separator meets the port’s goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.

Genoil is in the process of determining low-cost manufacturing centers to serve the Caspian Sea area, Europe, and other major markets. As a result, this should allow Genoil to efficiently manufacture and ship at competitive prices.

The Company seeks to finance the rollout of the Crystal Sea Units to various ports. The proceeds of any financing shall be used to implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. More specifically, the proceeds will be used for Crystal Sea installations on formal finalization of the MOUs at the three ports that have signed MOUs with Genoil – the Tangshan Port, Tianjin and Qinhuangdao Port.

Genoil continues to work on oil water separation technology for the VLCC (Very large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. Genoil continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects.

Genoil has formed a new corporation in the Middle East with S.B.K. Commercial Business Group LLC in the United Arab Emirates. The corporation is named “Genoil Emirates LLC”.

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

Heavy oil upgrading technology

Hayitiong refinery project

Hayitiong (HYT), formerly Hebei Zhongjie Petrochemical Group Company Ltd. and Genoil Inc. signed a letter of intent (LOI) in October 2006 for a 19,000 barrel per day upgrader that is planned to be built at the HYT refinery in Nampaihe Town, Huanghua City, Hebei, China. Genoil tested oil samples of the feedstock to be processed in the upgrader during the third quarter of 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®. After completing all laboratory analysis, our engineering team completed the first level of design of the planned upgrading unit (Front End Engineering and Design (FEED) study).

The completion of the FEED study allows for the detailed design of the GHU® upgrader setup specifically required for the configuration at this refinery and enabled Genoil to obtain quotes to manufacture and install the plant components. This enabled our Chinese Engineering, Procurement and Construction ("EPC") firm to estimate the cost to build the plant and to estimate profitability with 75% accuracy. Additionally, the FEED study aids in calculation of the economics and ability to finance the project, allowing for better estimation of the full cost of the plant. At present, the cost for the Genoil Hydroconversion Upgrader system to be built in HYT’s refinery is estimated at a total of $170 million.

HYT and Genoil have signed a revised LOI that reflects more favourable terms for this deal, especially with respect to the financing. Genoil’s initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project’s assets as collateral for a loan from local financial institutions. The Company believes that these new LOI terms will help enhance the marketability of the financing for the project.

Construction of this first GHU commercial unit remains subject to appropriate project financing and subsequent completion of the definitive agreement between the parties. Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed design, to procure all the parts and oversee the construction of the plant.

The HYT Genoil Upgrader will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a bottomless, self-sufficient (hydrogen, power, steam, etc.) upgrading facility.

On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition to Genoil’s upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

Convertible Notes

Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the notes, and an exercise price of $0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. On October 6, 2010, the notes and attached warrants were extended for another year to October 6, 2011. The notes and warrants remain substantially unamended in all other respects. In July 2012, the company received regulatory approval to extend the notes for one year maturing at October 6, 2013. With this extension, the conversion price has been lowered to $0.10 and no warrants issued.

OVERALL PERFORMANCE

As the Company has no sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended June 30, 2013 and the seven preceding quarters:

	2011 – Q3	2011 – Q4	2012 – Q1	2012 – Q2	2012 – Q3	2012 – Q4	2013 – Q1	2013 – Q2

Working capital (deficiency)	(2,865,363)	(3,300,571)	(3,781,370)	(3,740,770)	(3,726,063)	(3,519,943)	(3,206,077)	(3,730,535)

Long term debt	212,204	120,357	123,629	126,901	130,173	133,445	137,109	140,773

Total assets	5,061,844	4,570,764	4,517,657	4,393,774	4,421,995	2,685,243	2,460,574	2,417,864

Accumulated deficit	76,301,097	75,813,747	76,230,152	76,736,626	77,612,723	81,245,828	81,813,047	82,171,404

Cash flow used by operating
activities	384,993	365,068	438,191	342,890	318,291	58,713	480,107	157,430

SELECTED EXPENSES

	2011 – Q3	2011 – Q4	2012 – Q1	2012 – Q2	2012 Q3	2012 – Q4	2013 – Q1	2013 – Q2

Human resources	233,599	140,231	131,011	174,915	176,780	145,796	107,271	77,635

Business development	39,703	21,618	12,458	10,657	7,395	13,816	8,685	11,377

Professional fees	252,043	339,075	118,372	123,408	316,843	383,301	5,043	166,253

Stock-based compensation	246,479	675,440	55,550	-	-	-	251,256	65,222

Net Loss	1,346,098	(1,971,012)	(416,405)	506,520	875,696	4,466,270	567,219	358,357

Net Loss per share-basic &
diluted	0.01	(0.02)	(0.00)	0.00	0.00	0.02	0.00	0.00

Pursuant to the pronouncements of IFRS, the warrants constitute a financial liability with an embedded derivative (which is the conversion feature of this instrument). Revaluation of the derivative component of the Company’s warrants from 2012 year end to 2013 second quarter end has resulted in an unrealized gain equal to $184,572 as the fair value of the exercise option has decreased.

LIQUIDITY

The Company reported a net loss of $925,576 and negative funds generated from operating activities of $637,537 for the six months ended June 30, 2013. The Company had a net working capital deficiency of $3,730,535 and a cumulative deficit equal to $82,171,404 at period end.

In April 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common share with an attached warrant exercisable at $0.10 with a five year term. $248,901 was allocated to share capital and the estimated fair value on the warrants of $362,378 was credited to contributed surplus.

In September 2012, a shares for debt transaction was completed. The Company issued 10,300,460 common shares at $0.08 per share and allocated $824,037 to share capital. As a result of this transaction, a loss of $103,005 was recorded in the consolidated statement of loss and comprehensive loss.

In October 2012, the Company closed a private placement that raised $1,061,117. Common share units were issued in the amount of 15,158,820 units valued at C$0.07 per unit each with an attached warrant with an exercise price of C$0.10 per share with a five year term. $195,860 was allocated to share capital and the estimated fair value on the warrants of $865,257 was credited to contributed surplus.

On April 2, 2013, the Company received a demand letter, from the landlord of the Company’s former Sherwood Park, Alberta location, stating that should the Company not pay $100,068, in rental arrears,

in a certified fashion, by April 12, 2013, the landlord would commence legal proceedings against the Company to satisfy this debt. The Company has not made this payment; however, an offer, to which no response has been received, to settle this liability, utilizing the “shares for debt” avenue has been proffered to the landlord.

In February 2013, the company closed a private placement that raised $408,947 and issued 6,815,783 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

In April 2013, the company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

On April 4, 2013, the Board of Directors of the Corporation completed a review of compensation levels for the Corporation's officers. Recognizing the Corporation’s scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 5,500,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at base price of $0.06, being superior to the closing price of the Corporation's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 5,500,000 rights approved for grant, 4,000,000 have been approved for grant to the Corporation's Chief Executive Officer and 1,500,000 to the Corporation's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013.

On May 24, 2013, a Certificate of Default Judgment was registered against the Company in the amount of $25,790.82, which as of the date of these financial statements remains outstanding.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Corporation's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Corporation's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The Company’s operations continue to consume cash. As it has in the past, the Company will rely on other sources to provide its working capital requirements for the foreseeable future.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU® and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no outstanding commitments for capital expenditures.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2013, the Company advanced a net amount of $83,499 to an officer of the Company resulting in a balance of $256,073 outstanding as at June 30, 2013, which approximates fair value.

Included in administrative expenses for the six months ended June 30, 2013 are consulting fees of $50,000 (June 30, 2012 – $) paid to companies controlled by an officer of the Company. Also included are rent recoveries in the amount of $1,102 (June 30, 2012 – nil) receivable from a company controlled by an officer of the Company.

These transactions occurred in the normal course of operations and have been recognized at the agreed to exchange amount which in the opinion of management approximates fair value of the services rendered.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on August 27, 2013:

Number
Shares outstanding	360,608,835
Issuable under:
Options	60,418,700
Warrants	31584,925
Convertible notes	20,471,638

473,084,098

During the first quarter of 2012, the Company issued 500,000 options at C$0.12 to consultants that had helped with raising capital.

In January 2013, the Company issued 7,250,200 options at Cdn$0.10 to new directors elected at the November 22, 2012 annual general meeting and consultants that had helped raise capital.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Company’s financial results and financial condition.

Management’s process of determining the fair values assigned to any acquired assets and liabilities in a business combination is based on estimates. These estimates are significant and can include future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

The fair value of stock options is based on estimates using the Black-Scholes option pricing model and is recorded as share-based payments expense in the financial statements.

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the quarter ended June 30, 2013 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian International Financial Reporting Standards (IFRS).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

The Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of June 30, 2013 due to the following material weakness:

  Due to the small size of the Company, it did not maintain effective segregation of duties over certain transactions leading to ineffective monitoring, supervision and potential misappropriation of assets.

Remediation to Address Material Weakness

The Company does not plan to remediate the above mentioned weakness as the cost would outweigh the benefits.

Changes in Internal Control over Financial Reporting

There has been no change in Genoil’s ICFR that occurred during the period beginning on April 1, 2013 and ended on June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

LIQUIDITY RISK

The Company is subject to liquidity risk attributed from accounts payable and other accrued liabilities and other liabilities. Accounts payable and other accrued liabilities are primarily due within one year of the balance sheet date.

INTEREST RATE RISK

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the long term convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At June 30, 2013, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.